Filed Pursuant to Rule 424(b)(3)

Registration No. 333-237977

Prospectus Supplement No. 3

(to Prospectus dated June 11, 2020)

ALLIED ESPORTS ENTERTAINMENT, INC.

Common Stock

4,550,562 Shares

This prospectus supplement supplements the prospectus dated June 11, 2020 (the “Prospectus”), which relates to the proposed resale or other disposition from time to time of up to 4,550,562 shares of common stock, $0.0001 par value per share, of Allied Esports Entertainment, Inc. (“AESE”), by the selling stockholders identified in the Prospectus.

We are not selling any shares of common stock under the Prospectus and will not receive any of the proceeds from the sale or other disposition of common stock by the selling stockholders.

This prospectus supplement incorporates into the Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2021.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on the Nasdaq Capital Market under the symbol “AESE.” On January 15, 2021, the last reported per share price of our common stock on the Nasdaq Capital Market was $1.58 per share.

Investing in our common stock involves a high degree of risk. Before making any investment in these securities, you should read and carefully consider the risks described in this prospectus under “Risk Factors” beginning on page 7 of the Prospectus. We are a “smaller reporting company” under applicable law and are subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 15, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 31, 2020

ALLIED ESPORTS ENTERTAINMENT, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38266	82-1659427
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

17877 Von Karman Avenue, Suite 300

Irvine, California, 92614

(Address of Principal Executive Offices) (Zip Code)

(949) 225-2600

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AESE	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Stock Purchase Agreement

On January 19, 2021, Allied Esports Entertainment, Inc. (the “Company”), and its direct and indirect wholly-owned subsidiaries, Allied Esports Media, Inc. (“Esports Media,” and together with the Company, the “Selling Parties”) and Club Services, Inc. (“CSI”), entered into a Stock Purchase Agreement with Element Partners, LLC (“Buyer”), pursuant to which the Selling Parties have agreed to sell 100% of the outstanding capital stock of CSI to Buyer. CSI is the Company’s indirect wholly-owned subsidiary that directly or indirectly owns 100% of the outstanding capital stock of each of the legal entities that collectively operate or engage in the Company’s poker-related business and assets (the “WPT Business”). The proposed sale of CSI is referred to herein as the “Sale Transaction.”

Buyer has agreed to pay Esports Media a total purchase price of $78.25 million for the stock of CSI, including an initial purchase price at closing of $68.25 million (the “base purchase price”) and $10.0 million in future payments after the closing of the Sale Transaction, as further described below. The base purchase price will be adjusted to reflect the amount of CSI’s cash, indebtedness (other than indebtedness related to an outstanding Paycheck Protection Program loan) and accrued and unpaid transaction expenses as of the closing of the Sale Transaction. Buyer remitted a $4.0 million advance payment of the base purchase price upon the execution of the Stock Purchase Agreement and is required to pay the balance of the base purchase price at the closing of the Sale Transaction. The $10.0 million of future payments will be made on a quarterly basis over the three-year period following the closing of the Sale Transaction, with each payment to be equal to five percent of the aggregate entry fees from World Poker Tour-branded tournaments during the applicable quarterly period (but not to exceed $10.0 million in the aggregate). If the aggregate quarterly future payments over such three-year period are less than $10.0 million, Buyer will pay the shortfall to Esports Media on the three-year anniversary of the closing of the Sale Transaction. Buyer’s obligations to remit the future payments are subject to Buyer’s setoff rights with respect to indemnification obligations of the Selling Parties.

The Stock Purchase Agreement contains customary representations and warranties, covenants and indemnification provisions. The closing of the Sale Transaction is subject to closing conditions, including the approval of the Sale Transaction by the Company’s stockholders and other customary closing conditions. The Company intends to consummate the Sale Transaction shortly after obtaining stockholder approval, assuming all other conditions to the completion of the Sale Transaction have been satisfied or waived by the appropriate parties.

The Stock Purchase Agreement may be terminated by Buyer or the Company if the closing of the Sale Transaction has not occurred by March 31, 2021, or upon the occurrence of certain customary events as set forth in the Stock Purchase Agreement. Depending on the circumstances surrounding a termination of the Stock Purchase Agreement, either party may be required to pay a $3.0 million termination or non-performance fee to the other, and the Selling Parties may be required to return to Buyer the $4.0 million advance payment of purchase price and reimburse Buyer for up to $1.0 million of its documented out of pocket expenses incurred in connection with the authorization, preparation, negotiation, execution and performance of the Stock Purchase Agreement and the Sale Transaction.

Effective upon any termination of the Stock Purchase Agreement, other than a termination in which Buyer is required to pay a termination or non-performance fee to us, Buyer (or its affiliate) and Peerless Media Limited, an indirect subsidiary of the Company that owns intellectual property related to the WPT Business, will enter into a 3-year brand license for Buyer’s (or its affiliate’s) use of the WPT brand in the territory of Asia for real-money gaming in exchange for revenue-based royalty payments of 20% of qualifying revenues, and minimum annual guaranteed royalty payments of $4.0 million, $6.0 million and $8.0 million for the first, second and third years, respectively. Such license will be subject to further customary terms and conditions and provide Peerless Media Limited with a $2.0 million buy-out right after the first year. In the event of any termination of the Stock Purchase Agreement under any circumstance in which the Buyer is required to pay a termination fee to us, the Company will have the option, but not the obligation, to require the Buyer to enter into such license agreement with Peerless Media Limited.

The foregoing description of the Stock Purchase Agreement (including the form of WPT license agreement) and the Sale Transaction does not purport to be a complete statement of the parties’ rights under the Stock Purchase Agreement and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is filed with this Current Report as Exhibit 2.1, and is incorporated by reference herein. The form of WPT license agreement is attached to as Exhibit B to the Stock Purchase Agreement.

The Company’s Board of Directors has approved the Stock Purchase Agreement and adopted resolutions recommending that the Company’s stockholders consent to and adopt, authorize and approve the Stock Purchase Agreement and the Sale Transaction. The Company has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a Consent Solicitation Statement to solicit the required consent of the Company’s stockholders for the Stock Purchase Agreement and the Sale Transaction.

The Company does not intend to distribute any dividends to the Company’s stockholders immediately after the closing of the Sale Transaction. After completion of the Sale Transaction, the Company will continue to be a public reporting company, and its common stock will continue to be listed on the Nasdaq Capital Market. The Company’s assets will consist primarily of cash and other assets to be utilized in the operation of its esports business, operated as “Allied Esports,” as well as other initiatives. See the disclosure under Item 8.01 of this report regarding the Company’s plans to explore strategic options for Allied Esports, including a possible sale of Allied Esports.

Stockholder Support Agreements

In connection with the execution of the Stock Purchase Agreement, Buyer and certain of the Company’s key stockholders, including certain of the Company’s directors and executive officers, entered into stockholder support agreements pursuant to which they have agreed to vote their shares of common stock of the Company in favor of approval of the Sale Transaction and against the approval or adoption of any alternative transactions. These stockholders also granted to Buyer a proxy to vote their shares of common stock of the Company in favor of approval of the Sale Transaction and agreed not to transfer their shares of Company common stock prior to the expiration of the stockholder support agreements, subject to limited exceptions. These key stockholders collectively own or control an aggregate of approximately 16.1% of the Company’s outstanding common stock. In addition, the Company has agreed to use its reasonable efforts to cooperate with Buyer to obtain executed copies of a stockholder support agreement from Primo Vital Limited, the holder of approximately 30.6% of the Company’s outstanding common stock, and a Deed of Irrevocable Undertaking containing covenants to support the Sale Transaction from stockholders of Ourgame International Holdings Limited, the parent company of Primo Vital Limited, as promptly as possible after the execution of the Stock Purchase Agreement. The forms of stockholder support agreements and Deed of Irrevocable Undertaking are attached as Exhibits A, C and D to the Stock Purchase Agreement, which is filed with this Current Report as Exhibit 2.1, and are incorporated by reference herein.

The information set forth in Item 5.02 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On December 31, 2020, the Company and Frank Ng, who serves as Chief Executive Officer and a director of the Company, amended Mr. Ng’s employment agreement (the “Employment Agreement Amendment”). The Employment Agreement Amendment provides that Mr. Ng’s annual salary will be $400,000 per year payable in cash, and that the Company may, but is no longer required to, issue to Mr. Ng any shares of the Company’s common stock as compensation for his services.

On January 19, 2021, the Company entered into a Restricted Stock Unit Agreement with Frank Ng. Pursuant to this agreement, Mr. Ng received restricted stock units having a stated value equal to $1,000,000, which Units represent the right to receive $1,000,000 payable upon the earlier of the two-year anniversary of the closing date of the Sale Transaction, or the termination of Mr. Ng’s employment without cause (as defined in his employment agreement) (as applicable, the “Vesting Date”). At the time of payment, the Company may elect pay the $1,000,000 award in cash or in shares of common stock valued at the fair market value of our common stock on the Vesting Date, or any combination thereof. All issuances of common stock will be issued from our 2019 Equity Incentive Plan. If payments or benefits provided or to be provided by the Company or its affiliates to Mr. Ng pursuant to the agreement or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986 (the “Code”) that would be subject to the excise tax imposed under Section 4999 of the Code (collectively, the “Excise Tax”), payments to be made under the agreement will be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax.

On December 31, 2020, the Company entered into a Change in Control Agreement with Adam Pliska, who serves as President and a director of the Company, and as Chief Executive Officer of the Company’s subsidiaries whose operations comprise the WPT Business (“WPT”). Pursuant to this agreement, if Mr. Pliska is and remains employed by the Company on the occurrence of a “Change in Control” (as such term is defined in the agreement), Mr. Pliska will be entitled to a cash bonus in the amount of $420,000 upon the closing of the Change in Control. Under the agreement, a “Change in Control” will occur if a third party becomes a beneficial owner of securities of WPT representing 50% or more of the voting power of all of WPT’s then-outstanding securities; or if our Board of Directors approves of the sale of all, or substantially all, of the business or assets of WPT or the liquidation or dissolution of WPT, and such transaction is consummated. The Sale Transaction will constitute a Change in Control and, as a result, Mr. Pliska will receive a cash bonus of $420,000 upon the closing of the Sale Transaction.

Pursuant to the Stock Purchase Agreement, and as a condition to the closing of the Sale Transaction, the Company is required to deliver an amendment to Mr. Pliska’s current employment agreement with the Company in the form attached as Exhibit E to the Stock Purchase Agreement. Mr. Pliska’s amended employment agreement will, upon closing of the Sale Transaction, replace the Company as a party with CSI resulting in Mr. Pliska’s services being a part of the WPT Business acquired by Buyer in the Sale Transaction, have its term extended by one year, and the Company will be released from all obligations under the employment agreement for periods from and after the closing of the Sale Transaction.

The foregoing descriptions of Mr. Ng’s Employment Agreement Amendment and Restricted Stock Unit Agreement, and Mr. Pliska’s Change in Control Agreement do not purport to be complete statements of the parties’ rights thereunder and are qualified in their entirety by reference to the full text of such Employment Agreement Amendment, Restricted Stock Unit Agreement and Change in Control Agreement, copies of which are filed with this Current Report as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On January 19, 2021, the Company issued a press release announcing, among other things, the entry into the Stock Purchase Agreement. This press release is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Important Additional Information Will Be Filed With the SEC

The Company plans to file with the SEC and mail to its stockholders a Consent Solicitation Statement in connection with the proposed Sale Transaction. The Consent Solicitation Statement will contain important information about the Company, the proposed Sale Transaction and the Stock Purchase Agreement. Investors and security holders are urged to read the Consent Solicitation Statement carefully when it is available before making any voting or investment decision with respect to the proposed Sale Transaction.

Investors and security holders will be able to obtain free copies of the Consent Solicitation Statement and other documents filed by the Company with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Consent Solicitation Statement from the Company by contacting the Company’s investor relations department by calling (949) 225-2600.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of consents with respect to the proposed Sale Transaction. Information regarding the Company’s directors and executive officers and their ownership of Company shares is contained in the Company’s Amended Annual Report on Form 10-K/A for the year ended December 31, 2019 and its definitive proxy statement for the Company’s 2020 Annual Meeting of Stockholders which was filed with the SEC on November 4, 2020, and is supplemented by other public filings made, and to be made, with the SEC. The Company’s directors and executive officers beneficially own approximately 6.8% of the Company’s common stock. A more complete description will be available in the Consent Solicitation Statement filed in connection with the proposed Sale Transaction. Investors and security holders may obtain additional information regarding the direct and indirect interests of the Company and its directors and executive officers with respect to the proposed Sale Transaction by reading the proxy statement and other filings referred to above.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking statements under federal securities laws. Forward-looking statements may include our statements regarding our goals, beliefs, strategies, objectives, plans, including product and service developments, future financial conditions, results or projections or current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms, or other comparable terminology. For example, when we discuss the impacts of the Sale Transaction, the satisfaction of the closing conditions to the Sale Transaction, the timing of the completion of the Sale Transaction; and our plans following the Sale Transaction, we are using forward-looking statements. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. These factors include, but are not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Stock Purchase Agreement or could otherwise cause the Sale Transaction to fail to close; the outcome of any legal proceedings that may be instituted against us following the announcement of the Sale Transaction; the inability to complete the Sale Transaction, including due to failure to obtain approval of our stockholders or other conditions to closing; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Sale Transaction; a change in our plans to retain the net cash proceeds from the Sale Transaction; our inability to enter into one or more future acquisition or strategic transactions using the net proceeds from the Sale Transaction; an event or condition that results in our not fully participating in the future revenues of Buyer (as contemplated by the Stock Purchase Agreement); and a decision not to pursue strategic options for the esports business. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. The business and operations of the Company are subject to substantial risks, which increase the uncertainty inherent in the forward-looking statements contained in this communication. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Further information on potential factors that could affect our business is described under “Item 1A. Risk Factors” in our amended Annual Report on Form 10-K/A for the year ended December 31, 2019, as filed with the SEC on March 17, 2020. Readers are also urged to carefully review and consider the various disclosures we made in such amended Annual Report on Form 10-K/A and that will be included in the Consent Solicitation Statement with respect to the proposed Sale Transaction that we file with the SEC and mail to our stockholders.

Item 8.01	Other Events.

The rapid growth and popularity of gaming and esports during the COVID-19 pandemic has driven interest in the Company’s esports business, Allied Esports. The Company’s Board of Directors has decided to explore strategic options for the esports business in order to maximize value to its stockholders, including a possible sale, and the Company has engaged a financial advisor to assist with the process. If the Company pursues and ultimately completes a sale of the esports business in addition to the sale of the WPT Business in the Sale Transaction, the Company expects to proceed (likely under a new name) as a publicly traded holding company focused on using its cash resources to explore opportunities in online entertainment, including but not limited to, real money gaming and other gaming sectors. However, the Company does not plan to limit itself to any particular industry or geographic location in its efforts to identify prospective target businesses. Currently, the Company does not have any specific merger, asset acquisition, reorganization or other business combination under consideration or contemplation. At this time no potential or particular buyer has been identified to purchase the esports business, and there are no initial or ongoing negotiations in respect of the sale of the esports business.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Stock Purchase Agreement dated January 19, 2021 by and among Allied Esports Entertainment, Inc., Allied Esports Media, Inc., Club Services, Inc., and Element Partners, LLC*

10.1	Amendment to Employment Agreement dated December 31, 2020 by and between Allied Esports Entertainment, Inc. and Frank Ng

10.2	Restricted Stock Unit Agreement dated January 19, 2021 by and between Allied Esports Entertainment, Inc. and Frank Ng

10.3	Change in Control Agreement dated December 31, 2020 by and between Allied Esports Entertainment, Inc. and Adam Pliska

99.1	Press Release dated January 19, 2021

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a supplemental copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 19, 2021

ALLIED ESPORTS ENTERTAINMENT, INC.

By:	/s/ Frank Ng
Frank Ng, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement dated January 19, 2021 by and among Allied Esports Entertainment, Inc., Allied Esports Media, Inc., Club Services, Inc., and Element Partners, LLC*

10.1	Amendment to Employment Agreement dated December 31, 2020 by and between Allied Esports Entertainment, Inc. and Frank Ng

10.2	Restricted Stock Unit Agreement dated January 19, 2021 by and between Allied Esports Entertainment, Inc. and Frank Ng

10.3	Change in Control Agreement dated December 31, 2020 by and between Allied Esports Entertainment, Inc. and Adam Pliska

99.1	Press Release dated January 19, 2021